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                                                                 EXHIBIT (a)(10)

                              AMENDED AND RESTATED
            ADDENDUM FOR EMPLOYEES IN THE PEOPLE'S REPUBLIC OF CHINA

INFORMATION REGARDING METHOD OF EXERCISE

     Due to exchange control and securities law restrictions in the People's Republic of China, the terms of any New Options and/or Supplemental Options will be modified. You will only be able to exercise your New Options and/or Supplemental Options using the full cashless exercise method whereby the options are exercised without remitting any cash. You will not be entitled to receive and hold shares of our stock when you exercise your New Options and/or Supplemental Options. Under the cashless exercise method of exercise, the broker will immediately sell all of the shares that you are entitled to purchase. You will receive the cash proceeds from the sale, minus the exercise price and any taxes, withholding obligations, commissions and brokers' fees associated with the transaction.